Exhibit 4

For Immediate Release	30 March 2015

WPP PLC (“WPP”)

Xaxis acquires mobile advertising and e-commerce company ActionX in the US

WPP announces that its wholly-owned operating company Xaxis, the world’s largest global programmatic media and technology platform, has agreed to acquire Action Exchange, Inc. (“ActionX”), a leading mobile performance-based marketing business with an e-commerce orientation in the United States.

ActionX’s proprietary mobile-first data, audience targeting and dynamic creative advertising technology allows its clients to engage customers on multiple screens on the path to the point of purchase. Clients include e-commerce and media subscription companies such as Forbes, JackThreads and Hearst. ActionX employs 25 people and is based in New York.

This investment continues WPP’s strategy of investing in fast growing sectors such as mobile and e-commerce. WPP’s digital revenues were US$6.9 billion in 2014, representing 36% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

Xaxis, the world’s largest programmatic media platform that directs more than US$770 million of audience-targeted media buys across 40 markets in North America, Europe, Asia Pacific, Latin America and the Middle East.

WPP is a leader in the application of technology to marketing. Its digital assets include companies like Acceleration (marketing technology consultancy), Cognifide (content management technology), Salmon (e-commerce), and Hogarth (digital production technology). WPP also has investments in a number of innovative technology services companies such as Globant, Mutual Mobile, Polestar (a specialist Alibaba ecommerce company in China), Rentrak (the film and television measurement company), digital content companies like Fullscreen, Indigenous Media, Imagina (a content rights and media company based in Spain), MRC, Say Media and VICE. It has also invested in ad technology companies such as AppNexus, comScore (the US-based internet audience measurement company), eCommera, DOMO, mySupermarket and Percolate. WPP’s wholly-owned Chinese e-commerce company Kuvera recently announced a strategic partnership with Paipai, China’s leading social commerce platform on mobile and a wholly owned subsidiary of JD.com.

WPP also owns digital agencies AKQA, Blue State Digital, F.biz in Brazil, OgilvyOne, POSSIBLE, Rockfish, VML and Wunderman.

In North America, WPP companies (including associates) collectively generate revenues of US$6.7 billion and employ over 27,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239